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                                                                  Exhibit (d)(2)

SSgA Funds Management, Inc.
Two International Place
Boston, Massachusetts 02110

Ladies and Gentlemen:

     Reference is made to the Investment Advisory Agreement between us dated May 1, 2001 (the "Agreement").

     Pursuant to the Agreement, this letter is to provide notice of the creation of two additional funds of the State Street Institutional Investment Trust (the "Trust"), namely the State Street Money Market Fund and the State Street U.S. Government Money Market Fund (the "New Funds").

     We request that you act as Investment Advisor under the Agreement with respect to the New Funds. It is acknowledged by both parties that no payment for services is rendered pursuant to the Agreement for so long as substantially all of the assets of the New Funds are invested in the corresponding portfolio of the State Street Master Funds or another investment company with essentially the same investment objectives and policies as the New Funds; otherwise, you shall be entitled to receive fees, payable monthly equal to 0.10% of the average daily net assets of each of the New Funds.

     Please indicate your acceptance of the foregoing by executing two copies of this letter, returning one to the Trust and retaining one copy for your records.

                                        Very truly yours,

                                        State Street Institutional Investment
                                        Trust


                                        By: /s/ Kathleen Cuocolo
                                            ------------------------------------


                                        Accepted:

                                        SSgA Funds Management, Inc.


                                        By: /s/ Agustine Fleites
                                            ------------------------------------

Date: February 14, 2002